

January 30, 2017

Andrew J. Micheletti
Executive Vice President and Chief Financial Officer
BofI Holding, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

> **Re: BofI Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 25, 2016**
> **File No. 001-37709**

Dear Mr. Micheletti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2016

Comparison of the Fiscal Year Ended June 30, 2016 and June 30, 2015

Non-Interest Income, page 40

1. We note that your banking service fees and other income increased from $6.9 million for the fiscal year ended June 30, 2015 to $36.2 million for the fiscal year ended June 30, 2016. Your current disclosure only states that this was primarily the result of an increase in banking service fees due to H&R Block-branded products. Please tell us and revise your Management's Discussion and Analysis (MD&A) section in future filings to provide an enhanced discussion of the underlying reasons for the significant increases to your non-interest income as a result of your H&R Block product offerings. Specifically, since you have disclosed your H&R Block product offerings on page 35, please consider revising your filing to disclose revenues earned from each H&R Block product offering in addition to any other information (e.g. account openings, transactions processed, etc.)

deemed necessary since these product offerings represent a new revenue source for fiscal year 2016. Please refer to Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 4. Loans, Leases & Allowances for Loan and Lease Losses, page F-30

2. We note disclosure on page F-32 that as of June 30, 2016, the carrying value of impaired loan and leases is net of write offs of $3.4 million and that these impaired loans have no specific allowance allocation. Please compare this disclosure to your impaired loan tabular disclosure on page F-35 that discloses principal balance adjustments and related allowances for impaired loans totaling $4.99 million and $692 thousand, respectively. In your response, please clearly explain the reason(s) for the differences in these disclosed amounts and revise your future filings accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the comments, please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3484.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Reviewing Accountant
Office of Financial Services